Exhibit 10.3

September 12, 2012

Mr. Michael Nathenson

6735 Aberdeen Avenue

Dallas, TX 75230

Dear Mike:

On behalf of the Blue Buffalo Company Board, I am delighted to offer you the position of Executive Vice President and Chief Financial Officer for Blue Buffalo. In this position, you will be responsible for the direction and management of the Company’s financial affairs and you will report to the CEO.

Your salary, paid on the company’s normal payroll cycle, will be the equivalent of $300,000 per annum. You will also be eligible for an annual bonus that at target will be paid at 66.7% of your base salary. The actual bonus formula, targets and personal objectives will be set on an annual basis. Bonus is payable to then-current employees at a date toward the end of the first quarter for achievements in the previous year. We will work jointly with you to establish a simplified set of objectives for the remainder of 2012.

You will also have access to the benefits offered to Blue Buffalo employees, including health care coverage (medical and dental) and a matching 401K, as well as, a car allowance given to senior management. Jane and I would be happy to explain these benefits in greater detail.

You will be entitled to a $30,000 sign-on bonus upon the official start of your employment. In addition, the Company will reimburse you or pay directly for IRS approved actual relocation related expenses up to a maximum of $30,000.

As the CFO of the Company, the Board wants to align your incentives with shareholders’ interests. To accomplish this objective, within all the parameters of the equity incentive plan currently in effect at Blue Buffalo, I will recommend to the Board at its first meeting after your start of employment the following equity incentive:

•	A number of options equivalent to 0.4% of the fully-diluted number of common shares of the Company on the date you start your employment (including all options in the option pool, whether granted or un-granted)

•	A strike price set by an independent Fair Market Value analysis

•	Options with a 5-year vesting period (as has been the norm at Blue Buffalo), with 20% vesting after each year. Options have a 10-year term.

Option holders are required to sign a confidentiality agreement as part of the option granting process and a joinder to the Investor Rights Agreement as part of the exercise of any vested option.

As you know, there is a probability that the company will go public in the future. Should this occur, expect that the Board will want to put in place an equity incentive program that is appropriate for a Public Company. This type of programs usually includes annual grants that are based on a dollar value ratio to salary following a set of benchmarks appropriate for a company like Blue Buffalo. As the CFO of the Company, I expect that you will be very involved in establishing this program.

The Board believes it is reasonable to provide you with protection in case of a change of control. As a matter of clarity, the fact that Invus’s ownership would drop below 50% by itself would not constitute a change in control if no other shareholder owns more than 50% of the company (e.g., Invus sells shares over time). In the event that your employment is terminated by the Company or its successor without Cause* or by you for Good Reason** both in connection with or within 12 months of a change in control, and conditioned on your signing and not revoking a release of any and all claims in a form acceptable to the Company, then you shall be entitled to the following protection:

•	All unvested awards (options and/or equity) shall automatically and fully vest. The option agreement shall remain in effect in all other respects upon such acceleration.

•	All account balances in the company’s 401(k) plan including any unvested balances from Company matches shall automatically and fully vest.

•	Company to reimburse the actual cost of COBRA coverage for up to 24 months following termination and COBRA election by you.

*	“Cause” shall mean (i) the Optionee’s willful and continued failure to perform his or her duties with respect to the Company or any Subsidiary which continues beyond 10 days after a written demand for substantial performance is delivered to the Optionee by the Company or the Subsidiary, as applicable, (ii) the Board of Directors’ good faith determination that Optionee has engaged in an act of dishonesty or breach of trust in connection with the Optionee’s employment, (iii) conviction of, or plea of guilty or nolo contendere to, a misdemeanor involving moral turpitude or a felony, or (iv) any material breach by the Optionee of any agreement with the Company or a Subsidiary or any Company policy or policy of a Subsidiary.
**	“Good Reason” shall mean any of the following events occurring without your prior written consent: (1) A material reduction in annual pay or incentive opportunities, or material reduction in benefits, unless a reduction of similar proportional magnitude is adopted for all officers of the Company, (2) Removal from the position or any significant reduction in the nature or status of duties or responsibilities without Cause, provided however that no such reduction will be deemed to exist solely as a consequence of the Company becoming a subsidiary, division or unit of another company, (3) transfer of principal place of employment to a location more than 50 miles from the Company’s headquarters, which at the time of this letter is in Wilton CT. Any election to depart for Good Reason must be made in writing within 90 days of the occurrence of the event causing the departure.

Based on our discussion to date, we’d expect you to start your employment full-time as of September 24th, 2012. We look forward to you joining our management planning off-site in Kiawah Island during the last week of September. This would be an opportunity for you to hit the ground running by starting to have impact on the 2013 financials of the company as well as bond with the management team from the beginning.

Mike, the whole Board joins me in expressing our enthusiasm at the prospect of your leading the Blue Buffalo finance team, and taking a very senior executive role in guiding the future of the Company. We sincerely hope that you will be joining us in this exciting adventure. You now have the chance, and we now have the luck, to see you take a leadership role in what we hope will continue to be the seminal company in the transformation of the pet food and pet care industry with a powerful and trusted brand. We look forward to our working together.

Best regards,

/s/ William W. Bishop

William W. Bishop

Chief Executive Officer

Cc: Raymond Debbane, Chairman

ACCEPTED AND AGREED.

/s/ Mike Nathenson
Mike Nathenson

September 13, 2012
Date

3